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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of October, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           COMMISSION FILE NO. 0-30852

 MONTH FILED                   EVENT AND SUMMARY                     EXHIBIT NO.

October, 2007   Notice of Material Event, dated October 25, 2007,       99.1
                regarding  the partial  cancellation  by Banco de
                Galicia y Buenos Aires S.A. (the Registrant's principal subsidiary) of the public offering for US$ 9,463,779 of Negotiable Obligations due in 2010.


October, 2007   Notice of Material Event, dated October 26, 2007,       99.2
                regarding  the partial  cancellation  by Banco de
                Galicia y Buenos Aires S.A. (the Registrant's principal subsidiary) of the public offering for US$ 5,865,000 of Negotiable Obligations due in 2010.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: October 30, 2007                            By: /s/Antonio Garces
                                                      --------------------------
                                                  Name: Antonio Garces
                                                  Title: Chief Executive Officer
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                                  EXHIBIT 99.1
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                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, October 25, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand
-------

                                     Ref.: Program for the issuance and re-
                                     issuance of Ordinary Negotiable Obligations for up to US$ 2,000,000,000 - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:

     * Negotiable Obligations due in 2010: for a nominal value of US$ 9,463,779 (nine million four hundred and sixty three thousand and seven hundred seventy nine US Dollars).

     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a nominal value of US$ 293,451,067 (two hundred ninety three million four hundred and fifty one thousand and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 9,463,779 of Negotiable Obligations due in 2010.

                                Yours faithfully,


                                           Patricia M. Lastiry
                                            Attorney in fact

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                                  EXHIBIT 99.2
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                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, October 26, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand
-------

                                     Ref.: Program for the issuance and re-
                                     issuance of Ordinary Negotiable Obligations for up to US$2,000,000,000 - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and to cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:

     * Negotiable Obligations due in 2010: for a nominal value of US$ 5,865,000 (five million eight hundred and sixty five thousand US Dollars).

     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a nominal value of US$ 287,586,067 (two hundred eighty seven million five hundred and eighty six thousand and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 5,865,000 of Negotiable Obligations due in 2010.

                               Yours faithfully,


                                        Patricia M. Lastiry
                                          Attorney in fact